UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 26, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X
Enclosure: Press release
ANGLOGOLD ASHANTI ANNOUNCES PRICING OF BOND
OFFERING

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
AngloGold Ashanti announces pricing of bond offering
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY,
IN OR INTO AUSTRALIA, CANADA OR JAPAN OR ANY OTHER STATE OR
JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.
AngloGold Ashanti Limited (the “Company”) is pleased to announce the pricing of an offering of $750 million aggregate principal amount of 5.125% notes due 2022. Subject to customary conditions, the offering is expected to close on July 30, 2012. The notes, which will be issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the
Company, at an issue price of 99.398%. They are unsecured and fully and unconditionally guaranteed by the Company.
The Company estimates that the net proceeds from the offering will be approximately
$738 million, after deducting discounts and estimated expenses. The Company intends to use the net proceeds for general corporate purposes, including to fund capital expenditures and the development of its project pipeline. Pending such use, the Company may temporarily repay indebtedness under its revolving credit facility.
Barclays Capital Inc. and Citigroup Global Markets Inc. are joint bookrunners for, and representatives of the underwriters of, the offering.
The offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement and accompanying base prospectus relating to the offering and containing detailed information about the Company and management, as well as financial statements, has been filed with the Securities and
Exchange Commission (“SEC”) and is available on the SEC’s website at
http://www.sec.gov. When available, the final prospectus supplement and accompanying base prospectus relating to the offering may be obtained from AngloGold Ashanti Holdings plc by calling AngloGold Ashanti North America Inc. at 1-303-889-0753 or emailing
wchancellor@anglogoldashantina.com, by calling Barclays Capital Inc. at toll-free 1-888-
603-5847 or emailing barclaysprospectus@broadridge.com or by calling Citigroup Global
Markets Inc. at toll-free 1-877-858-5407 or emailing batprospectus@citi.com.
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any offer or sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The offering described in this announcement is only addressed to and directed at persons in member states of the European Economic Area, or EEA, who are "Qualified Investors"
within the meaning of Article 2(1)(e) of the European Parliament and Council Directive
2003/71/EC, as amended (including by Directive 2010/73/EU), including any measure implementing such Directive (as amended) in any member state of the EEA (the
“Prospectus Directive”). In addition, in the United Kingdom, the offer is only addressed to and directed at (1) Qualified Investors who are investment professionals falling within
Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order
2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The securities described herein will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant
Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified
Investors. The offerings as described in this announcement will not be addressed to the public in South Africa.

Johannesburg

25 July 2012

ENDS
Contacts
Tel:
E-mail:
Alan Fine (Media)
+27-11 637- 6383
/
+27 (0) 83 250 0757 afine@anglogoldashanti.com
Mike Bedford (Investors)
+27-11 637 6273
/
+27 (0) 82 374882 mbedford@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 858-7702
/
+1 646 338 4337 sbailey@anglogoldashanti.com
Sabrina Brockman (Investors)
+1 212 858-7701
/
+1-646-379-2555 sbrockman@anglogoldashanti.com
Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory (including tax) proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012 and the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 26, 2012
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary